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Exhibit 99.1

BY E-MAIL and BY COURIER

voxeljet AG (in its capacity as the Company) Paul-Lenz-Strasse 1a 86316 Friedberg Germany For the attention of: Vorstand/Management Board

Luxembourg, 30 September 2020	JU/OPS1/NP/ML/mlv 2020-2166 EIB – Corporate use
Subject:

VOXELJET (EGFF) (SERAPIS 2016-1017; FI 87310 and 88614)

Synthetic Warrant Agreement between the European Investment Bank (the "Bank") and voxeljet AG (the "Company") dated 9 November 2017 as amended and restated on 29 May 2020 (the "Warrant Agreement")

Amendment Letter to the Warrant Agreement

Dear Sirs,

We refer to the Warrant Agreement.

1.INTERPRETATION
1.1.Unless the context otherwise requires or unless otherwise defined in this letter (the "Letter"), terms and expressions used in this Letter shall have the meaning given to them in the Warrant Agreement.
1.2.In this Letter:

“Effective Date” means the date upon which the Bank confirms in writing to the Company (including by electronic mail or other electronic means) that the Bank has received in a form and substance satisfactory to it:

(a)a PDF copy of this Letter duly countersigned on behalf of the Company, together with a certified copy of the relevant authority of signatories in respect of the Borrower; and
(b)a copy of any other authorisation or other document, opinion or assurance which the Bank considers to be necessary or desirable in connection with the entry into and performance of this Letter or for the validity and enforceability of this Letter.

98-100, boulevard Konrad Adenauer   L-2950 Luxembourg  T: +352 4379-1   F: +352 437704   E: info@eib.org   www.eib.org

From and including the Effective Date the references in the Warrant Agreement to "this Agreement", and similar references shall be read and construed as reference to the Warrant Agreement as amended by the provisions of this Letter.

2.	BACKGROUND

We further refer to the correspondence and discussions with the Company, whereby the Company has informed us of:

(a)	the change of the listing market of its American Depositary Shares (ADS) from the New York Stock Exchange to the Nasdaq Capital Market (“Nasdaq”) (the “Listing Change”); and
(b)	in connection therewith, the change of the conversion ratio between ordinary Shares and ADS (from 1:5 to 1:1).
3.	AMENDMENTS TO THE WARRANT AGREEMENT

With effect from the Effective Date, the Warrant Agreement shall be amended as follows:

3.1.	Preamble (C) shall be deleted in its entirety and replaced with the following:

“(C) Pursuant to an increase of share capital made on during the fourth quarter of 2018, the Obligor’s share capital registered in the commercial register amounts to EUR 4,836,000.00 and is divided into 4,836,000 ordinary registered shares (Namensaktien) (the “Shares”). All Shares are no par-value shares (Stückaktien ohne Nennbetrag). The Obligor’s American Depositary Shares (“ADS”), each representing the right to receive, and to exercise, the beneficial ownership interest in one Share, are listed on Nasdaq (or on any other comparable stock exchange) under the symbol “VJET”.”

3.2.	all the references in the Warrant Agreement to “New York Stock Exchange” or to “the New York Stock Exchange” shall be deleted and replaced by “Nasdaq”, except under sub-paragraph (b) of paragraph 2 (No proceedings) of Schedule 1 (Representations and Warranties).
3.3.	the definition of “Delisting” shall be deleted in its entirety and replaced with the following:

““Delisting” means filing of an application for a voluntary withdrawal of the listing of the ADS on Nasdaq or on any other comparable stock exchange.”

3.4.	the definition of "Maturity Date” shall be deleted in its entirety.
3.5.	the definition of “Market Value” shall be deleted in its entirety and replaced with the following:

““Market Value” has the meaning given to it in clause 2.9.”

3.6.	the definition of “Prepayment Event” shall be deleted in its entirety and replaced with the following:

““Prepayment Event” has the meaning given to it in clause 2.6.”

3.7.	the definition of Shares shall be deleted in its entirety and replaced with the following:

““Shares” has the meaning given to it in recital (C).”

3.8.	the definition of “Tranche A Maturity Date” shall be inserted after the definition of Tranche A and before the definition of Tranche A Performance Participation Interest, with the following:

““Tranche A Maturity Date” has the meaning given to it in clause 2.4.”

3.9.	the definition of “Tranche B1 Maturity Date” shall be inserted after the definition of Tranche B1 and before the definition of Tranche B1 Performance Participation Interest with the following:

““Tranche B1 Maturity Date” has the meaning given to it in clause 2.5.”

3.10.	clause 2.8 shall be deleted in its entirety and replaced with the following:

“Subject to clause 3,

(a) the “Tranche A Performance Participation Interest” shall be the Market Value of 254,527 Shares or the equivalent number of ADS in the Obligor as adjusted in accordance with clause 3, notified by the Beneficiary to the Obligor as of the Tranche A Maturity Date; and

(b) the “Tranche B1 Performance Participation Interest” shall be the Market Value of 404,928 Shares or the equivalent number of ADS in the Obligor as adjusted in accordance with clause 3, notified by the Beneficiary to the Obligor as of the Tranche B1 Maturity Date (together with the Tranche A Performance Participation Interest, “Performance Participation Interest”).”

3.11.	Paragraph 3 (No Delisting) of Part A (General Undertakings) of Schedule 2 shall be deleted and replaced with the following:

“The Obligor shall:

(a)	comply with all post-listing continuing requirements, save for post-listing continuing requirements beyond the Obligors control, of Nasdaq or any other comparable stock exchange in order to ensure that no delisting procedure is initiated by Nasdaq or any other comparable stock exchange during the term of this Agreement; and
(b)	ensure that no application for a voluntary withdrawal of the listing of the ADS on Nasdaq or any other comparable stock exchange is made during the term of this Agreement without a prior written notice to the Beneficiary.”
4.	REPRESENTATIONS

The Company represents and warrants to the Bank on the date it countersigns this Letter and on the Effective Date that:

(a)	it complies with its obligations under the Warrant Agreement and it undertakes to promptly inform the Bank should it no longer so comply; and

(b)	has taken all necessary action to authorise its entry into, performance and delivery, of this Letter.
5.	MISCELLANEOUS

5.1.    Other than in accordance with Article 3 (Amendments to the Warrant Agreement) of this Letter, no provision of this Letter shall restrict, limit, or in any other way amend any rights of the Bank under the Warrant Agreement. The Parties agree that the Listing Change does not constitute a Trigger Event for any and all purposes under the Warrant Agreement.

5.2.	This Letter is not (and shall not be deemed to be) a consent, agreement, amendment or waiver in respect of any terms, provisions or conditions of the Warrant Agreement, except as expressly agreed herein. The Bank reserves any other right or remedy it may have now or subsequently.
5.3.	The terms and conditions in the Warrant Agreement are hereby confirmed and shall remain in full force and effect and the terms of this Letter shall be strictly interpreted and construed without prejudice to the Bank's rights and powers under the Warrant Agreement including all of its rights and remedies in respect of any other non-compliance which (i) has not been disclosed prior to the date of this Letter to the Bank, (ii) is continuing and has not been waived prior to the date of this Letter by the Bank, or (iii) which arises on or after the date of this Letter.

5.4.	The Bank issues this Letter acting in reliance upon the information supplied to the Bank by the Company until the date hereof in relation to such matters being true, complete and accurate. It shall be without prejudice to any rights which the Bank may have at any time in relation to any other circumstance or matter other than as specifically referred to in this Letter or in relation to any such information not being true, complete and accurate, which rights shall remain in full force and effect.
5.5.	This Letter is a Finance Document.
5.6.	The Company shall, at the request of the Bank and at its own expense, do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Letter.
5.7.	This Letter and any non-contractual obligations arising out of or in connection with it shall be governed by the laws of the Grand-Duchy of Luxembourg. Unless otherwise specially agreed by the Beneficiary in writing, the place of performance under this Letter, shall be the seat of the Beneficiary.
5.8.	The courts of Luxembourg City have exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter (including a dispute regarding the existence, validity or termination of this Letter or the consequences of its nullity) or any non-contractual obligation arising out or in connection with this Letter.
5.9.	Clause 5.8 above is for the benefit of the Beneficiary only. As a result and notwithstanding clause 5.8 above, it does not prevent the Beneficiary from taking proceedings relating to a dispute in any other courts with jurisdiction. To the extent allowed by law, the Beneficiary may take concurrent proceedings in any number or jurisdictions.

***

In order to confirm your agreement to the above, we kindly ask you to initial date and duly sign each of the 3 (three) originals of this Letter in your capacity as the Company and return to the Bank, to the attention of Ms Marie Lesschaeve (tel.: +352437982401, e-mail: m.lesschaeve@eib.org), 2 (two) fully-signed originals at your earliest convenience.

Yours faithfully,

EUROPEAN INVESTMENT BANK

Alessandro THOMAS	D. ELLERKMANN

Transaction Management Officer	Head of Division

Acknowledged and agreed for and on behalf of:

VOXELJET AG
By:Ingo Ederer Its:CEO Date: